[COOLEY GODWARD LLP LETTERHEAD]
March 7, 2006
Via Facsimile and Edgar
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Alexza Pharmaceuticals, Inc.
Form S-1 Registration Statement
Registration File No. 333-130644
Dear Ms. Hayes:
Per our conversation earlier today, our client Alexza Pharmaceuticals, Inc. (the “Company”), requests that the acceleration requests that were filed on March 2, 2006 relating to the Company’s Registration Statement on Form S-1 (No. 333-130644) be withdrawn.
The Company and the Underwriters intend to file new acceleration requests later today. Please call the undersigned at (720) 566-4025 if you have any questions regarding this matter.
Very truly yours,
/s/ Brent D. Fassett
Brent D. Fassett, Esq.